Filed pursuant to Rule 433
Registration No. 333-185049

Issuer Free Writing Prospectus
Dated July 10, 2013

U.S.$2,000,000,000

The Bank of Nova Scotia

U.S.$1,000,000,000 1.375% Senior Notes Due 2016
U.S.$1,000,000,000 Floating Rate Senior Notes Due 2016

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U.S.$1.375% Senior Notes due 2016

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	1.375% Senior Notes due 2016
Aggregate Principal Amount Offered:	U.S.$1,000,000,000
Maturity Date:	July 15, 2016
Price to Public:	99.909% of the principal amount of the Securities
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$996,590,000
Coupon (Interest Rate):	1.375%
Re-offer Yield:	1.406%
Spread to Benchmark Treasury:	T + 72 basis points
Benchmark Treasury:	0.500% due June 15, 2016
Benchmark Treasury Yield:	0.686%
Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2014
Day Count Convention:	30/360; Following, Unadjusted
Trade Date:	July 10, 2013
Settlement Date:	July 17, 2013; (T+5)
CUSIP / ISIN:	064159 CQ7 / US064159CQ78

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Underwriters:

Underwriter	Principal Amount of Senior Notes due 2016 to Be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	210,000,000
Scotia Capital (USA) Inc.	210,000,000
Barclays Capital Inc.	170,000,000
Citigroup Global Markets Inc.	170,000,000
J.P. Morgan Securities LLC	100,000,000
Deutsche Bank Securities Inc.	30,000,000
HSBC Securities (USA) Inc.	30,000,000
Goldman, Sachs & Co.	20,000,000
Morgan Stanley & Co. LLC	20,000,000
RBS Securities Inc.	10,000,000
Standard Chartered Bank	10,000,000
UBS Securities LLC	10,000,000
Wells Fargo Securities, LLC	10,000,000
Total	U.S.$	1,000,000,000

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U.S.$1,000,000,000 Floating Rate Senior Notes due 2016

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	Floating Rate Senior Notes due 2016
Aggregate Principal Amount Offered:	U.S.$1,000,000,000
Maturity Date:	July 15, 2016
Price to Public:	100.000% of the principal amount of the Securities
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$997,500,000
Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)
Spread to Benchmark:	+ 52 basis points
Interest Payment Dates:	January 15, April 15, July 15 and October 15, of each year, commencing on October 15, 2013
Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period
Day Count Convention:	Actual/360; Modified Following, Adjusted
Trade Date:	July 10, 2013
Settlement Date:	July 17, 2013; (T+5)
CUSIP / ISIN:	064159 CR5 / US064159CR51
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Underwriters:
Underwriter	Principal Amount of Floating Rate Senior Notes due 2016 to Be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	210,000,000
Scotia Capital (USA) Inc.	210,000,000
Barclays Capital Inc.	170,000,000
Citigroup Global Markets Inc.	170,000,000
J.P. Morgan Securities LLC	100,000,000
Deutsche Bank Securities Inc.	30,000,000
HSBC Securities (USA) Inc.	30,000,000
Goldman, Sachs & Co.	20,000,000
Morgan Stanley & Co. LLC	20,000,000
RBS Securities Inc.	10,000,000
Standard Chartered Bank	10,000,000
UBS Securities LLC	10,000,000
Wells Fargo Securities, LLC	10,000,000
Total	U.S.$	1,000,000,000

Additional Comments

The Preliminary Prospectus Supplement, dated July 10, 2013, is hereby amended by inserting on pg S-1 a section entitled "Incorporation of Certain Information by Reference" which shall include the following:

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded to constitute a part of this prospectus supplement.

We incorporate by reference the documents listed below pursuant to Section 13(a), 13(c), 14, or 15(d) Exchange Act until the termination of the offering of the securities under this prospectus:

* Report on Form 6-K filed on March 5, 2013 (Film Number: 13664552);

* Report on Form 6-K filed on March 15, 2013;

* Report on Form 6-K filed on April 23, 2013;

* Report on Form 6-K filed on May 28, 2013 (Film Number: 13874041); and

* Report on Form 6-K filed on May 31, 2013.

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The following description will apply to the Floating Rate Senior Notes due 2016:

Floating Rate Senior Notes due 2016:

The Floating Rate Senior Notes due 2016 (the “Floating Rate Senior Notes”) will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Senior Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 0.52%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Senior Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Senior Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Senior Notes quarterly in arrears on January 15, April 15, July 15 and October 15, of each year, commencing on October 15, 2013, to the person in whose name those Floating Rate Senior Notes are registered on the preceding January 1, April 1, July 1 or October 1 whether or not a business day. Interest on the Floating Rate Senior Notes will accrue from and including July 17, 2013, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Senior Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from July 17, 2013, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Senior Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least U.S.$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least U.S.$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least U.S.$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Senior Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Senior Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

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All percentages resulting from any calculation of the interest rate on the Floating Rate Senior Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or ..0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Senior Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Senior Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Senior Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

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The Bank has filed a registration statement (File No. 333-185049) (including a base shelf prospectus dated December 28, 2012) and a preliminary prospectus supplement dated July 10, 2013 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Scotia Capital (USA) Inc. at 1-800-372-3930, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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